SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 4, 2007
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release – AngloGold Ashanti announces a change to the board of directors

ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
("AngloGold Ashanti")
JSE Share Code: ANG ISIN: ZAE 000043485

AngloGold Ashanti announces a change to the board of directors

The directors of AngloGold Ashanti announce that Mr A H Calver has resigned as
Mr W A Nairn’s alternate from the board of AngloGold Ashanti.

Mr Nairn, on behalf of the board, wishes to express his appreciation to Mr Calver for the valuable contribution that he has made to the board over the many years as an alternate director.

Ends
Johannesburg
11 July 2007

JSE Sponsor : UBS

DIRECTORATE CHANGES

The following changes have taken place to the board of AngloGold Ashanti Limited:

Name
Nature of Change
Mr Arthur Harry Calver
Resigned as alternate to Mr W A Nairn
Taking account of the above the board of directors should read as follows:
Directors
Alternate Directors
Mr R P Edey
(Chairman)
(British)
Dr T J Motlatsi
(Deputy Chairman)
Mr R M Godsell
(Chief Executive Officer)
Mr F B Arisman
(American)
Mr R E Bannerman
(Ghanaian)
Mrs E le R Bradley
Mrs C Carroll
(American)
Mr R Carvalho Silva
(Brazilian)
Mr R Médori
(French)
Mr P.G. Whitcutt
Mr J H Mensah
(Ghanaian)
Mr W A Nairn
Mr N F Nicolau
Prof. L W Nkuhlu
Mr S M Pityana
Mr S R Thompson
(British)
Mr S Venkatakrishnan
(British)

11 July 2007

JSE Sponsor – UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date:
July 11, 2007
By:
/s/ L Eatwell________
Name:  L EATWELL
Title:    Company Secretary